February 11, 2011

Securities And Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Linda Cvrkel Branch Chief
Re:	Eagle Bulk Shipping, Inc. Form 10-K for the year ended December 31, 2009 Filed March 5, 2010 File No. 001-33831

Dear Ms. Cvrkel:

On behalf of Eagle Bulk Shipping Inc. (the "Company"), we hereby submit the Company's response to your comment letter dated January 25, 2011 (the "Second Comment Letter"). The Company filed its annual report for the period ended December 31, 2009 (the "2009 Annual Report") with the U.S. Securities and Exchange Commission (the "Commission") on March 5, 2010.  By letter dated November 12, 2010, the Staff of the Commission (the "Staff") provided comments to the Company's 2009 Annual Report, to its report on Form 10-Q for the quarter ended March 31, 2010, to its report on Form 10-Q for the quarter ended September 30, 2010 and to its proxy statement relating to its 2010 annual meeting of shareholders, filed on May 7, 2010, November 9, 2010 and April 7, 2010, respectively (the "First Comment Letter").  The Company responded to the First Comment Letter on January 14, 2011.

The Company's responses to each of the Staff's comments in the Second Comment Letter are set forth below.

Form 10-K for the year ended December 31, 2009

Note 2. Significant Accounting Policies

(k) Accounting for Dry-Docking Costs, page F-10

1.
We note from your response to our prior comment three that you propose to expand your accounting policy for drydocking costs in future filings by disclosing that costs capitalized as part of the drydocking include direct costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that add economic

Linda Cvrkel
February 11, 2011

life to the vessel, increase the vessel's earning capacity or improve the vessel's efficiency. However, we do not believe that your proposed disclosure adequately discloses the nature of the costs capitalized. Please revise your disclosure in future filings to provide a detailed description of the types of drydocking costs included in deferred dry dock costs and an affirmative statement that the types of costs deferred are consistent in all periods presented.

The Company advises the Staff that in future filings the Company will expand its accounting policy for dry-docking costs to provide a detailed description of the types of dry-docking costs included in deferred dry dock and a statement that the types of costs included are consistent in all periods presented.

Form 10-Q for the quarter ended September 30, 2010

Note 1. Basis of Presentation and General Information

Accounting for Revenues and Expenses

2.
We note your response to our prior comment 10 that you do not recognize revenue before an agreement is in place and service is provided. In this regard, please clarify for us and in future filings the timing of when performance commences under the contract. Your response to us and revised disclosure should specifically indicate the point in time the service period begins (e.g. upon completion of discharge of previous cargo which includes the period of transit to the anticipated load port). If revenue is recognized prior to loading of the vessel, please explain why you believe such treatment is appropriate. We may have further comment upon receipt of your response.

The Company advises the Staff that non-cancelable voyage contracts are generally arranged prior to the completion of an existing contract. Therefore, once a non-cancelable voyage charter agreement is in place, voyage revenue recognition, under the discharge-to-discharge method, commences once the unloading of the previous charter's cargo is complete and the vessel is available for loading. The voyage is deemed complete at the point the vessel has left the discharge terminal and dropped off the last sea pilot. Voyage revenue is recognized ratably over the length of each voyage.

We believe that this method of revenue recognition corresponds to the requirements of the contractual agreement, is in line with industry practice and that it is in accordance with generally accepted accounting principles in so far as 1) persuasive evidence of an arrangement exists, 2) a charter rate is fixed or determinable, 3) delivery has occurred or is occurring and 4) collectability is reasonably assured.

In future filings, the disclosure will be as follows:

"Revenues from voyage charters on the spot market or under contracts of affreightment are recognized ratably over the estimated relative transit time of each voyage.  Voyage revenue is deemed to commence when a vessel becomes

Linda Cvrkel
February 11, 2011

available for loading (upon discharge of the previous charterer's cargo) and is deemed to end upon the completion of discharge of the current cargo, provided an agreed non-cancelable charter between the Company and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Revenue under voyage charters will not be recognized until a charter has been agreed even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading."

Very truly yours, /s/ Alan Ginsberg

Eagle Bulk Shipping Inc.
477 Madison Avenue
New York, NY 10022

February 11, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Eagle Bulk Shipping Inc.

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

Eagle Bulk Shipping Inc

By:	/s/ Alan Ginsberg
Name:	Alan Ginsberg
Title:	Chief Financial Officer

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